Jordan K. Thomsen Vice President, Corporate Counsel Law Department The Prudential Insurance Company of America Three Gateway Center, Newark, NJ 07102 Tel: 973-802-4193 jordan.thomsen@prudential.com

December 10, 2020

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Pruco Life Insurance Company (“Pruco Life”)
Pruco Life Variable Universal Account
Form N-6 Post-Effective Amendment No. 26 to Registration No. 333-158634 and Amendment No. 194 to Registration No. 811-05826

Dear Mr. Zapata:

On behalf of the above-referenced Registrant, we are providing responses to the Staff’s oral comments received via telephone on November 23, 2020 to Post-effective Amendment No. 26 to the Registration Statement noted above. The Staff’s comments and our proposed responses are as follows:

1.Insert Pages
Remove the insert pages marked Part A, Part B and Part C from registration.

Response:
These insert pages will be removed.

2.Class ID:
Update Class ID to add correct name – “VUL Protector”. Make it easy for owners to look up their prospectus using the EDGAR search function.

Response:
We will update the Class ID to reflect the contract’s name as it appears in Part A of the registration statement, along with the year the product was first issued to distinguish this product from later generations.

3.Cover Page:
In the first paragraph on page 1, consider removing, or explain why the language is needed, all text beginning with the second sentence.

This prospectus is being provided for informational or educational purposes only and does not take into account the investment objectives or financial situation of any client or prospective clients. The information is not intended as investment advice and is not a recommendation about managing or investing finances in a variable insurance product. Clients seeking information regarding their particular investment needs should contact a financial professional.

Response:
This language will be removed from the Cover Page and placed as the second paragraph in the section “Brief Description of the Contract”. This language explains that providing the prospectus does not constitute investment advice and reminds contract owners that they should contact their financial professional if they are seeking advice. This disclosure is important given the recent development of fiduciary rules and best interest standards at both the state and federal level.

4.Definition of Special Terms/Glossary:
Consider moving “Definitions of Special Terms Used in this Prospectus” to the front of the book.

Response:
We prefer the location of the glossary to be at the back of the book to avoid cluttering the presentation of the product summary information at the beginning of the prospectus. We have decided to include a hyperlink to this glossary at the top of each page to allow the reader to quickly access defined terms.

5.Free Look:
Consider removing the free look language on the cover page and the section entitled “Cancelling the Contract” on page 14.

Response:
Since this registration statement relates to an offering that is no longer available for new sales, we will remove the disclosure regarding the right to cancel the contract.

6.Class of Contract Owners:
Confirm there is only one class of contract owner.

Response:
There is only one class of contract owner.

7.Contract ID:
Include the Contract ID on the back-cover page and the information required by Item 1B.

Response:
The Contract ID and the information required by Item 1B will be included on the back-cover page.

8.Key Information Table:
a.Label “Summary of the Contract and Contract Benefits” the “Key Information Table” as required by the Form.

Response:
The name of this section will be changed to “Key Information Table”.

b.Please add maximum surrender charge in Key Information Table – Item 2, instruction 2(a).

Response:
The contract’s surrender charge schedule varies based upon an insured’s individual characteristics, so the range that is presented represents the span of maximum surrender charges that could apply to an eligible insured. It would not be correct to disclose only the top end of this range, as it would not reflect the reality of the pricing of this product’s surrender charge.

c.Confirm that the min/max annual investment option fees are based on gross expense before waivers and include any fund facilitation fees.

Response:
The minimum and maximum range of the annual fund expenses are based on gross expenses before any waivers. This product does not impose fund facilitation fees.

d.Typesetting. Move “Restrictions” heading so it is at the top of the page.

Response:
The typesetting will be formatted to avoid any spacing issues that would result in truncating the table heading in this manner.

e.Remove footnote 1 on page 2 as it is already covered in the Risks section.

Response:
This footnote will be removed.

9.Overview of the Contract:
a.On page 4, add an overview of any loan provisions (Item 3(c)).

Response:
There are no loan provisions omitted from the overview. The summary of the loan description will be expanded to read as follows:

Loans – You may borrow money from us using your Contract as security for the loan. There is no minimum loan amount. Interest charges will apply. All loans after the 10th Contract Anniversary will be considered preferred loans and are charged a lower annual interest rate.

b.Item 3(a) requires a statement addressing who this contract is appropriate for.

Response:
The following language will be added at the end of the first paragraph under “Brief Description of the Contract”:

This Contract is designed for Contract Owners seeking benefits on a long-term basis and as such is not appropriate as a short-term investment or savings vehicle. Contract Owners should consider whether this Contract meets their financial goals, liquidity needs and investment time horizon.

c.Consider removing the 2nd paragraph under “Brief Description of the Contract” on page 3.

Response:
We have decided to keep this paragraph, as we feel it provides value to the reader. It serves as a reminder that the Contract may be subject to state variations, which are disclosed in an appendix to the prospectus. It further provides instruction that an Owner can refer to their Contract to determine the state in which it was issued. This disclosure assists Owners in determining which variations apply to their Contract.

d.Consider whether the 2nd paragraph under “Premiums” on page 3 is too granular.

Response:
This paragraph will be edited to simply read:

Under certain circumstances, we reserve the right to refuse to accept premium payments.

e.Remove legalese and complicated descriptions from “Riders” on page 3.

Response:
The summary descriptions of the product’s riders will be simplified to adhere to the plain English requirement.

10.Fee Table:
a.Break the fee table in two sections as presented within Form N-6 – (1) transactions fees and (2) periodic charges. The periodic charges should be further separated into (1) base contract charges and (2) optional benefit charges.

Response:

The Fee Table headings and sections will be revised accordingly to conform with the presentation in Form N-6.

b.The surrender charge in the fee table only needs to show maximum charge. Confirm that the fees presented represent the maximum charges. Check with Form to determine where supplemental fee information, other than max charges, should go.

Response:
The surrender charges presented in the table are the maximum charges. As addressed above in Response 8(b), the surrender charge varies based on an insured’s individual characteristics and as such there is no single maximum surrender charge that would apply to all Contracts. We believe it is appropriate to present the surrender charge in a manner consistent with the Form N-6 requirements for presenting charges that vary based on an insured’s characteristics. As with the presentation of the Cost of Insurance charge, we have presented the maximum range for the surrender charge, along with the charge for the representative insured.

c.On page 6, Annual Expenses, remove brackets.

Response:
The brackets will be removed.

11.Summary of Principal Risks of Investing in the Contracts:
a.For “Summary of Risks”, identify each item in its bolded language as a risk, i.e. “Risk of…”.

Response:
The risk factors will be edited so that there is uniformity in the presentation.

b.Risk of replacement should be edited to address the risk of replacing this contract. As currently drafted, it is a purchase risk (pages 6-7).

Response:
The risk of replacement will be edited to address the risk of replacing the existing contract:

Replacement of a Contract – The replacement of life insurance is generally not in your best interest. If you are considering replacing a contract, you should compare the benefits and costs of your existing contract with the benefits and costs of purchasing a new Contract and you should consult with a tax adviser.

12.Summary of Risks Associated with the Variable Investment Options:
Consider collapsing the product and variable investment option risks sections into one section (pages 6-7).

Response:

We will combine the existing “Summary of Risk Associated with the Variable Investment Options” section into a single section entitled “Summary of Principal Risks of Investing in the Contract”.

13.Other Benefits Available Under the Contract:
Under “Other Benefits Available Under the Contract” (pages 14-15), Item 11 of Form N-6 requires a numerical example for each benefit provided. Please provide a cross-reference in the table (could use hyperlinks) to the corresponding example.

Response:
We will place hyperlinks in the benefits table to allow the reader to click through the benefit name to the corresponding section, which contains an example of how the benefit operates.

14.Death Benefit:
Consider moving the “Death Benefit” section (page 28) before the “Other Benefits Available Under the Contract” section.

Response:
The “Death Benefit” section will be moved before the “Other Benefits Available Under the Contract” section.

15.Performance Data:
In the Statement of Additional Information, Performance Data is not required by new Form N-6. Remove this section or explain why you think this information needs to be here.

Response:
We will remove this section.

16.Part C – Item 35:
If the location of books and records is included in the Form N-CEN filing it can be omitted from Item 35.

Response:
The location of the registrant’s books and records is disclosed in the N-CEN filing, so we will remove this information from Item 35.

Please feel free to contact me if you have any questions regarding this filing. I can be reached at (973) 802-4193 (office) or (973) 204-3146 (cell).

Respectfully yours,

/s/ Jordan K. Thomsen	December 10, 2020

Jordan K. Thomsen Vice President and Corporate Counsel Pruco Life Insurance Company	Date

Via EDGAR